UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Alvotech

(Name of Issuer)

Ordinary Shares, nominal value of $0.01 per share

(Title of Class of Securities)

L01800108 (Ordinary Shares)

(CUSIP Number)

Danny Major

Aztiq Pharma Partners S.à r.l.

5, rue Heienhaff, L-1736 Senningerberg,

Grand Duchy of Luxembourg

+352 691 211 663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Aztiq Pharma Partners S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
98,647,803*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
98,647,803*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
98,647,803*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.49%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*         See Item 5

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Aztiq Fund I SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
98,647,803*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
98,647,803*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
98,647,803*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.49%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*         See Item 5

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Floki GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
98,647,803*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
98,647,803*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
98,647,803*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.49%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*         See Item 5

Item 1.    Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares with a nominal value of $0.01 per share (the “Ordinary Shares”), of Alvotech, a simplified joint stock company (société par actions simplifiée) incorporated and existing under the laws of the Grand Duchy of Luxembourg (the “Issuer”). The principal executive offices of the Issuer are located at 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg.

Item 2.    Identity and Background.

(a)	This Statement is being jointly filed by Aztiq Pharma Partners S.à r.l. (“APP”), Aztiq Fund I SCSp (“Aztiq Fund”) and Floki GP S.à r.l. (“Aztiq GP” and together with Aztiq Fund and APP, the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

The Managers of APP are: Danny Major, German citizen; Marc Lefebvre, Belgian citizen, Robert Wessman, Icelandic citizen; Johann Johannsson, Icelandic citizen; and Arni Hardarson, Icelandic citizen. Robert Wessman, Icelandic citizen; Arni Hardarson, Icelandic citizen; Johann Johannsson, Icelandic citizen; Thor Kristjansson, Icelandic citizen; Faysal Kalmoua, Dutch citizen; Anil Okay, Turkish citizen; and Ming Li, US citizen, are partners of the Reporting Persons.

APP is a wholly-owned subsidiary of Aztiq Fund. Investment and voting decisions at Aztiq Fund are made by its general partner, Aztiq GP. Each of Danny Major, Marc Lefebvre, Robert Wessman, Johann Johannsson and Arni Hardarson is a member of the board of directors of Aztiq GP entitled to participate in investment and voting decisions and therefore may be deemed to share voting and dispositive power with respect to the shares held by Aztiq Fund.

(b)	The business address of APP is 5, rue Heienhaff, L-1736 Senningerberg, Grand-Duchy of Luxembourg. The business address of Aztiq Fund and Aztiq GP is 4, rue Robert Stumper, L-2557 Luxembourg, Grand-Duchy of Luxembourg.

(c)	A present principal business of APP is to hold the securities of the Issuer, as described in this Statement. The present principal business of Aztiq Fund is to hold the securities of APP. The present principal business of Aztiq GP is to hold the securities of Aztiq Fund.

(d)	None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	APP, Aztiq Fund and Aztiq GP are each incorporated and existing under the laws of Luxembourg.

Item 3.    Source and Amount of Funds or Other Consideration.

On June 15, 2022 (the “Closing Date”), the Issuer consummated a business combination (the “Business Combination”) pursuant to the terms of that certain Business Combination Agreement, dated December 7, 2021 (the “Business Combination Agreement”), as amended, by and among the Issuer, Oaktree Acquisition Corp. II, a Cayman Island exempted company (“OACB”), and Alvotech Holdings S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg (“Alvotech”). Prior to the Business Combination, the Reporting Persons directly held 45.1% of Alvotech’s ownership interest as of December 31, 2021.

Immediately upon the completion of the Business Combination and the other transactions contemplated by the Business Combination Agreement (the “Transactions”, and such completion, the “Closing”), OACB and Alvotech merged with and into the Issuer, whereby all outstanding ordinary shares and warrants of each entity, as applicable, were exchanged for Ordinary Shares in the Issuer, with the Issuer as the surviving company in the mergers.

Item 4.    Purpose of the Transaction.

The information contained above in Item 1 and Item 3 of this Statement is incorporated herein by reference.

Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as otherwise set forth in this Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D. The Reporting Persons may from time to time, depending on market conditions and other considerations, including relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer, purchase additional Ordinary Shares or dispose of some or all of the Ordinary Shares held by them, and/or make in-kind distributions of Ordinary Shares to their investors, and the Reporting Persons reserve the right to change their respective intentions with respect to any or all of the matters referred to in this Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)	The Reporting Persons directly hold an aggregate of 98,647,803 Ordinary Shares of the Issuer. Each Ordinary Share is entitled to one vote. The Reporting Persons beneficially own 40.49% of the outstanding Ordinary Shares of the Issuer. Aztiq Fund and Aztiq GP are deemed to beneficially own the 98,647,803 Ordinary Shares beneficially owned directly by APP. The 98,647,803 Ordinary Shares beneficially owned by the Reporting Persons represent 40.49% of the outstanding Ordinary Shares based upon 243,649,505 Ordinary Shares outstanding as of June 22, 2022, as stated in the Issuer’s Annual Report on Form 20-F, dated as of June 22, 2022.

(b)	The Reporting Persons each share the power to vote or dispose of the Ordinary Shares it beneficially owns. The information set forth in Item 2 of this Statement is incorporated by reference herein.

(c)	The information set forth in Item 3 of this Statement is incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investor Rights and Lock-Up Agreement

In connection with the consummation of the Business Combination, the Issuer, the Reporting Persons, the Sponsor (as defined therein) and certain other Alvotech shareholders entered into an investor rights and lock-up agreement (the “IRA”). Pursuant to the IRA, Ordinary Shares may not be transferred (subject to certain exceptions) until: (i) with respect to the Ordinary Shares held by the Sponsor after the Closing, 365 days after the Closing Date, subject to earlier release if the Ordinary Shares trade at or above a volume weighted average price of $12.00 for 10 trading days during any 20 trading day period commencing at least 180 days following the Closing Date; (ii) with respect to the Ordinary Shares held by Robert Wessman, the founder of Alvotech and the Issuer’s chairman of the board of directors (the “Chairman Shares”), (x) 180 days following the Closing Date, with respect to one-third of the Chairman Shares, (y) 365 days following the Closing Date, with respect to one-third of the Chairman Shares (with earlier release if the Ordinary Shares trade at or above a volume weighted average price of $12.00 for 10 trading days during any 20 trading day period commencing at least 180 days following the Closing Date), and (z) 545 days following the Closing Date, with respect to the remaining one-third of the Chairman Shares; and (iii) with respect to the Ordinary Shares held by APP and each Investor (as defined therein), 180 days after the Closing Date. The transfer restrictions do not apply to shares acquired in the PIPE Financing or any other equity financing of the Issuer occurred prior to the Closing. The IRA provides that the Issuer will file a registration statement to register the resale of the Ordinary Shares held by the parties to the IRA within 30 days after the Closing. The IRA also provides the parties with certain “demand” and “piggy-back” registration rights, subject to customary requirements and conditions.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7.    Materials to be Filed as Exhibits.

Exhibit 99.1 — Form of Investor Rights and Lock-Up Agreement, by and between Alvotech (formerly known as Alvotech Lux Holdings S.A.S.) and certain stockholders of the Issuer (incorporated by reference to Exhibit A of Annex A to the Form F-4 filed by the Issuer on December 20, 2021).

Exhibit 99.2 — Joint Filing Agreement among the Reporting Persons, dated July 1, 2022.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2022

Aztiq Pharma Partners S.à r.l.

By:	/s/ Danny Major
Name: Danny Major
Title:	Manager

By:	/s/ Robert Wessman

Name: Robert Wessman

Title:	Manager

Aztiq Fund I SCSp, represented by its general partner, Floki GP S.à r.l.

By:	/s/ Danny Major

Name: Danny Major

Title:	Manager

By:	/s/ Robert Wessman

Name: Robert Wessman

Title:	Manager

Floki GP S.à r.l.

By:	/s/ Danny Major

Name: Danny Major

Title:	Manager

By:	/s/ Robert Wessman

Name: Robert Wessman

Title:	Manager

[Signature Page to Schedule 13D]